

April 19, 2012

<u>Via E-mail</u>
Patrick Laferriere
President, Chief Executive Officer
Intervia, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> RE: **Intervia, Inc.**
> **Form 8-K dated April 17, 2012**
> **Filed April 18, 2012**
> **File No. 000-52010**

Dear Mr. Laferriere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Item 4.01 dated April 17, 2012</u>

1. We note numerous inconsistent dates throughout your Item 4.01 disclosures. For example:

   - Please refer to Item 4.01(a)(i). Here you indicate that your former independent registered public accounting firm was dismissed on April 17, 2011. It appears that you meant April 17, <u>2012</u>.
   - Please refer to Item 4.01(a)(iv). Here you indicate during "the fiscal years ended March 31, 2011 and 2010 and through April 17, 2011…" It appears that you meant fiscal years ended <u>January</u> 31, 2011 and 2010 and through April 17, <u>2012</u>.

- Please refer to Item 4.01(b)(1). Here you indicate that you engaged your succeeding auditor on April 17, 2011, and state that during the two most recent fiscal years through April 17, 2011, the company had not consulted with them. It appears that you meant April 17, <u>2012</u>.

Please amend your filing to revise such disclosure inconsistencies as indicated above. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief